Exhibit 99.1

Colleagues,

You may recall that in July our Board of Directors received an offer from our majority shareholder, Santander Holdings USA, Inc. (“SHUSA”), to purchase the remaining publicly traded shares of Santander Consumer. SHUSA currently owns approximately 80 percent of SC’s shares, and their purchase offer was for the outstanding shares that they did not own.

Following receipt of the offer, the SC Board convened a special committee to evaluate SHUSA’s proposal. Late yesterday Central Time we announced that the SC Board has reached an agreement with SHUSA, and we intend to proceed with the transaction, which is anticipated to close in the fourth quarter of this year – subject to regulatory approval.

A copy of the press release announcing this news may be located by clicking here.

SHUSA’s offer is a testament to the strength of SC, and our outstanding performance over the years – even in the face of some very challenging circumstances. Our acceptance of SHUSA’s offer does not change our day-to-day business, and we should all continue to serve our consumer and dealer customers as we normally would.

We have many transformative projects underway that will remain our focus for the second half of the year. I know we will continue with this important work, which helps our customers and     colleagues prosper every day. Thank you.

Respectfully yours,

Mahesh Aditya
Chief Executive Officer
Santander Consumer USA, Inc.